China Gerui Advanced Materials Group Limited Announces

Fourth Quarter and Fiscal Year 2012 Results

ZHENGZHOU, China – March 26, 2013 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high precision, cold-rolled steel producer in China, today announced unaudited financial results for the three months and twelve months ended December 31, 2012.

Mr. Mingwang Lu, Chairman and Chief Executive Officer, commented, “Full year 2012 revenue and earnings per diluted share performance were in line with the Company’s preliminary 2012 financial results announced on March 19, 2013. Fourth quarter raw material costs increased while our selling prices were stagnant due to pricing pressures in a competitive environment. Customers are more price sensitive across the domestic steel industry including many segments of the specialized steel sector, preventing a quick rebound in our selling prices. We have abstained from aggressive pricing schedules to ensure that our reputation as a high-quality precision cold-rolled steel producer remains intact with our customers. Our volume and capacity utilization remain stable compared with the third quarter of 2012, and we are well positioned to benefit from any strengthening in our markets. We also continue to build our new product pipeline of laminated and chromium-plated products to provide a more comprehensive product offering to our current customers and attract new customers in the future. In many cases, our new products target higher margin segments of our traditional markets and they will allow us to build sales and capture market share there. New products potentially will allow us to gain entrance into other domestic market segments as well as foreign markets.”

Fourth Quarter 2012 Results (Unaudited)

Revenue decreased 30.5% to $63.9 million in the fourth quarter of 2012 from $91.9 million in the fourth quarter of 2011. The decrease in revenue was primarily due to an 18% decrease in the Company’s average selling price to $778 per ton for the fourth quarter of 2012 as compared to an average selling price of $949 for the fourth quarter of 2011 as well as a 14.9% decrease in sales volume to approximately 81,200 tons for the fourth quarter of 2012 as compared to approximately 95,400 tons for the same quarter of 2011.

Gross profit decreased 75.4% to $6.9 million in the fourth quarter of 2012 from $28.0 million in the same period of 2011. Gross margin was 10.7% in the fourth quarter of 2012 compared to 30.4% in the fourth quarter of 2011. The decrease in gross margin was due to significant market-driven pricing pressures of the Company’s raw material, a slowdown of China’s economic growth and demand for China Gerui’s products and intensified competition into the Company’s target sectors within the steel market. To maintain the Company’s competitive position, we did not fully pass the increase of raw material costs onto our consumers by increasing the selling prices. In addition, further modifications were conducted for the wide-strip production line in the fourth quarter to ensure its improved precision and successful future ramp-up.

Operating income decreased 97.3% to $0.7 million in the fourth quarter of 2012, from operating income of $23.9 million for the fourth quarter of 2011. The decrease in operating income in the fourth quarter 2012 as compared to the operating income in the fourth quarter last year is primarily due to a 75.5% decrease in gross profit and higher operating expenses in the fourth quarter of 2012 as compared to the same period of 2011. Fourth quarter expenses rose in some instances above the prior quarters' trends due to normal end of year adjustments including a share-based compensation expense of $3.7 million.

Net loss was $0.5 million in the fourth quarter of 2012, or ($0.01) per fully diluted share, including the impact of a share-based compensation expense of $3.7 million, or the equivalent of $0.06 per share on a fully diluted basis, compared to a net profit of $18.2 million, or $0.32 per share in the fourth quarter of 2011.

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Full Year 2012 Results (Unaudited)

Revenue decreased 22.3% to $265.5 million for the fiscal year ended December 31, 2012, from $341.8 million for fiscal year 2011. The decrease in revenue was primarily due to a 18.6% decrease in the Company’s average selling price to $801 per ton for fiscal year 2012 as compared to $984 per ton for fiscal year 2011, and a 4.5% decrease in sales volume to 331,500 metric tons for fiscal year 2012 as compared to approximately 347,200 metric tons for fiscal year 2011.

Gross profit decreased 43.9% to $56.9 million for the fiscal year ended December 31, 2012, from $101.6 million for fiscal year 2011. Gross margin was 21.4% for fiscal year 2012, compared to 29.7% in fiscal year 2011 reflecting the highly competitive pricing pressures the Company faced in the second half of 2012.

Operating income decreased 49.3% to $42.3 million for the fiscal year ended December 31, 2012 from $83.5 million for fiscal year 2011. Operating margin for fiscal year 2012 was 15.9% compared to 24.4% for fiscal year 2011.

Net income decreased 54.6% to $26.1 million for fiscal year ended December 31, 2012, from $57.6 million for fiscal year 2011. Net income per diluted share for fiscal year 2012 decreased to $0.45, including the impact of share-based compensation expense of $3.7 million, from $1.02 per fully diluted share for fiscal year 2011.

Financial Condition

As of December 31, 2012, the Company had $228.9 million in unrestricted cash, $16.4 million in current certificates of deposit and an additional $145.4 million in restricted cash, as compared to $246.6 million in unrestricted cash and $118.1 million in restricted cash as of December 31, 2011. Working capital was $151.7 million as of December 31, 2012, compared to $142.5 million as of fiscal year end 2011. The Company’s short-term debt consisted of notes payable and term loans that totaled $317.0 million as of December 31, 2012, compared to $249.1 million as of December 31, 2011. The Company has no long-term debt. Shareholders’ equity was $330.1 million as of December 31, 2012 as compared to $298.4 million as of December 31, 2011. The net cash used in operating activities for the twelve months ended December 31, 2012 was $2.1 million compared to net cash provided by operating activities of $56.2 million as of fiscal year 2011.

Recent Developments

During the fourth quarter of 2012, the Company repurchased 261,831 ordinary shares at an average price of $1.58 per share for a total repurchase price of approximately $0.41 million. Since the launch of its share repurchase program in April 2011, as of December 31, 2012 the Company repurchased a total of 1,971,929 ordinary shares at an average price of $3.08 per share for a total repurchase price of approximately $6.1 million.

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2013 Financial Guidance

Given current market conditions and the volatility of raw material costs, the Company is providing full year 2013 revenue guidance in the range of $280 million to $290 million. The Company may adjust such guidance as changing macroeconomic conditions and operational and competitive challenges dictate.

Industry and Business Update

Over the course of 2012, China’s steel industry experienced the most severe operating difficulties since the beginning of the century driven by overall weak domestic demand, over-capacity of China steel producers and ongoing pricing pressures. According to China Iron & Steel Association, its member companies recorded a 4.3% decrease in revenue and 98.2% decrease in net profit in 2012 from 2011.

During the fourth quarter of 2012, the Company’s cost-plus pricing model compelled us to increase our average selling price of our cold-rolled steel products. However, to remain competitive and maintain an acceptable level of production, the Company increased its selling prices less than the increase in its raw material prices. Previously, the output of some of the Company's products were deliberately restrained to maintain the current market equilibrium and avert a pricing war with lower-grade, cold-rolled steel producers or larger scale steel producers. These pricing concessions have proven difficult to reverse with the current market conditions. China Gerui feared continuing deeper pricing cuts would imperil its highly regarded reputation as a high-end cold-rolled steel strip producer with its customers. The Company believes a price war with such lower-grade, cold-rolled steel competitors would have benefited no one in the short-term and damaged its former premium pricing strategy as market conditions rebound.

This downward price and volume trend over the past several quarters was generated by slower economic growth, over capacity in the steel industry, large steel producers suffering from declining exports and selling more steel domestically, and a reduction in infrastructure spending. Management believes one of the impacts to the steel industry is there are fewer players now in the specialized steel segment as smaller, weaker producers have discontinued operations. These departures are welcomed as a first sign of turning around the oversupply of steel in a weak demand market for steel in China. New product development is also placing smaller, weaker competitors in an increasingly disadvantaged position for future growth. The Company's new steel products and applications are driving operations toward higher-margin, specialized steel segments as well as optimizing the Company's production lines' utilization rates.

During the fourth quarter, the Company's new wide-strip products and capacity continued to be evaluated to ensure that large-scale production meets its specifications to ensure optimal production as the Company seeks to build this steel segment domestically and internationally. In addition, the Company's chromium plating lines are value-added products that should maintain premium pricing to improve gross margins as that business expands. China Gerui continues to engage potential customers to test the Company's newer products to secure ongoing, larger contracts in the future.

The Company believes that utilization of its wide- and narrow-strip cold-rolled steel capacity approximated 75%-80% during the fourth quarter, consistent with the third quarter utilization. The Company also estimates that the utilization of its chromium-plating production lines were approximately 60% during the fourth quarter, slightly below the 65% utilization rate of the third quarter.

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With a new central government taking control, once every 10 years, and GDP growth the lowest in many years, we believe that the Chinese economy is stabilizing at a slow growth mode. The new leaders have implemented a RMB four trillion stimulus plan to help drive economic growth. This stimulus and potentially other new growth programs will take time to boost economic growth, and the Company hopes to see renewed strength beginning early in the second half of 2013 leading to improved demand for domestic steel products in the coming quarters.

“With our strategies and new product initiatives, we are transforming China Gerui into a company with a larger product mix to offer greater solutions to our current customers and develop new customers in other markets as well. With a larger and diversified base of domestic and international customers, and a greater number of steel products, we will be better able to compete in a changing market. We remain confident that with our efficient production capacity we are positioned to generate greater performance when the industry rebounds from its secular trough. In the meantime, we are slowly expanding our international base of business as well where we will become more aggressive as market conditions improve. We are using this challenging period to become a more potent competitor in our specialized steel segments to build value for our shareholders,” Mr. Lu concluded.

Conference Call Information

The Company will also host a conference call at 9:00 am EDT (9:00 pm Beijing Time) on Tuesday, March 26, 2013.

Listeners may access the call by dialing +1 (877) 399-7810 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (631) 865-1695. The conference call participant pass code is 24853130.

A replay of the conference call will be available for 14 days starting from 12:00 pm EDT on Tuesday, March 26, 2013. To access the replay, dial +1 (855) 859-2056. International callers should dial at +1 (404) 537-3406. The pass code is 24853130.

A live and archived webcast of the call will be available on the Company’s website at http://www.geruigroup.com/Investors.html. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

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Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

- Financial Tables Follow -

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	December 31, 2012	December 31, 2011
	(Unaudited)
Assets

Current assets
Cash	$228,861,009	$246,600,917
Certificates of deposit	16,372,128	-
Restricted cash	145,413,726	118,130,253
Accounts receivable, net	2,276,153	6,382,630
Notes receivable	433,379	568,328
Inventories	22,762,545	24,463,142
Prepaid purchases	76,268,597	45,805,423
Prepaid expenses	382,569	385,131
Other receivables	2,270,073	2,850,601

Total current assets	495,040,179	445,186,425

Non-current assets
Property, plant and equipment, net	134,110,657	122,695,246
Land use right, net	13,625,738	13,807,056
Deposit on acquisition of future land use right	-	12,710,719
Deposit on acquisition of new business	24,076,660	-
Deposit on acquisition of property, plant and equipment	266,312	-
Other receivable	3,039,835	3,499,083
Certificates of deposit	3,210,221	3,177,679

Total non-current assets	178,329,423	155,889,783

Total assets	$673,369,602	$601,076,208

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$2,279,246	$8,074,432
Notes payable	259,546,395	204,880,916
Term loans	57,462,962	44,169,751
Land use right payable	1,419,314	1,404,926
Income tax payable	5,140,306	5,458,482
Customers deposits	11,635,999	23,383,849
Accrued liabilities and other payables	5,818,060	15,276,016

Total current liabilities	343,302,282	302,648,372

Total liabilities	343,302,282	302,648,372

Stockholders' equity

Common stock, 100,000,000 shares authorized with no par value;
61,533,828 and 59,433,828 shares issued,
59,561,899 and 58,256,930 shares outstanding as of
December 31, 2012 and December 31, 2011, respectively	140,418,118	140,418,118
Additional paid-in capital	10,636,053	6,930,944
Treasury stock, at cost, 1,971,929 and 1,176,898 shares,
as of December 31, 2012 and December 31, 2011	(6,071,418)	(4,516,744)
Retained earnings	163,276,046	137,142,958
Accumulated comprehensive income	21,808,521	18,452,560

Total stockholders' equity	330,067,320	298,427,836

Total liabilities and stockholders' equity	$673,369,602	$601,076,208

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(IN US DOLLARS)

	For the Three Months Ended		For the Years Ended
	December 31,		December 31,
	(Unaudited)		(Unaudited)
	2012	2011	2012	2011

Revenue	63,889,524	91,937,463	265,486,082	341,778,295
Cost of revenue	(57,037,147)	(63,951,432)	(208,541,058)	(240,199,678)

Gross Profit	6,852,377	27,986, 031	56,945,024	101,578,617

Operating expenses:
General and administrative expenses	(5,738,929)	(3,564,323)	(13,168,132)	(10,707,418)
Selling and marketing expenses	(457,768)	(472,370)	(1,446,383)	(1,634,232)
Warrant compensation expenses	-	-	-	(5,700,000)
Total operating expenses	(6,196,697)	(4,036,693)	(14,614,515)	(18,041,650)

Operating income	655,680	23,949,338	42,330,509	83,536,967

Other income and (expense):
Interest income	1,092,002	541,538	3,576,741	1,913,091
Interest expenses	(2,063,684)	(1,039,575)	(8,228,472)	(6,470,126)
Sundry income	146,525	159,311	351,483	602,247

Income before income taxes	(169,477)	23,610,612	38,030,261	79,582,179

Income tax expense	(364,906)	(5,419,015)	(11,897,173)	(21,961,627)

Net income	$(534,383)	$18,191,597	$26,133,088	$57,620,552

Earnings per share
- Basic and Diluted	$(0.01)	$0.32	$0.45	$1.02

Weighted average common shares outstanding
- Basic and Diluted	59,769,786	56,297,652	58,543,076	56,297,652

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

	For the year ended December 31
	2012	2011
	(Unaudited)
Cash flows from operating activities:

Net income	$26,133,088	$57,620,552

Adjustments to reconcile net income to net
cash (used in) / provided by operating activities:
Depreciation of property, plant and equipment	10,899,049	7,994,638
(Gain)/loss on disposal of property, plant and equipment	(56,107)	12,726
Amortization of land use right	330,244	322,638
Stock-based compensation	3,705,109	-
Warrant compensation expense	-	5,700,000

Changes in assets and liabilities:
Accounts receivable, net	4,126,206	(2,046,819)
Notes receivable, net	139,228	(554,789)
Inventories	1,929,773	(16,712,453)
Prepaid expenses	6,435	621,611
Prepaid purchases	(29,666,016)	(16,284,440)
Other receivable	(142,305)	(697,676)
Accounts payable	(5,813,580)	5,168,689
Income tax payable	(369,983)	1,078,582
Customers deposit	(11,856,194)	12,911,217
Accrued liabilities and other payables	(1,466,919)	1,113,651

Net cash (used in) / provided by operating activities	(2,101,972)	56,248,127

Cash flows from investing activities:
Cash paid for property, plant and equipment	(30,561,916)	(29,816,858)
Proceeds from disposal of property, plant and equipment	59,517	9,655
Payment of purchases of land use right	-	(9,073,284)
Payment of acquisition of future land use right	-	(10,213,261)
Cash deposit-potential business initiative program-related party	-	(5,000,000)
Cash deposit refunded-related party	-	5,000,000
Advance to unrelated third parties	(4,017,304)	(3,415,724)
Advance from unrelated third party	1,587,554	-
Repayment of advance to unrelated third parties	5,252,326	-
Deposit payment to investing subsidiary	(11,112,875)	-
Investment in certificates of deposit	(16,193,047)	(3,101,978)
Changes in restricted cash	(25,788,547)	(47,212,098)

Net cash used in investing activities	(80,774,292)	(102,823,548)

Cash flows from financing activities:
Repayment of term loans	(50,484,204)	(45,831,718)
Proceeds from term loans	63,184,632	43,815,432
Proceeds from notes payable, net	51,992,380	111,733,230
Proceeds received from exercise of warrants	-	66,473,875
Warrant compensation expense	-	(5,700,000)
Purchase of treasury stock	(1,554,674)	(4,516,744)

Net cash provided by financing activities	63,138,134	165,974,075

Net (decrease) / increase in cash	(19,738,130)	119,398,654

Effect on change of exchange rates	1,998,222	7,724,965

Cash as of January 1	246,600,917	119,477,298

Cash as of December 31	$228,861,009	$246,600,917

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$8,322,263	$6,254,304
Income tax paid	$12,267,157	$20,883,046

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